Exhibit (c)(1)

Investment Banking Valuation & Financial Advisory Special Situations

August 7, 2012	CONFIDENTIAL

Board of Directors
Equity Lifestyle Properties, Inc.
2 N. Riverside Plaza
Suite 800
Chicago, IL 60606

Dear Board of Directors:

We understand that Equity Lifestyle Properties, Inc. (“ELS” or the “Company”) is contemplating a transaction (the “Transaction”) pursuant to which it will seek to replace the existing 8.034% redeemable Series A Preferred Stock (the “Series A Preferred Stock”) with newly issued preferred shares (the “New Preferred Stock”). The New Preferred Stock will have a liquidation preference of $25, upon certain change of control events be convertible into common shares subject to a share cap of 0.7 and an exchange cap of 5.6 million shares, bear a dividend rate of 6.75% and be non-callable for a 5-year period.

You have requested that Houlihan Capital, LLC (“Houlihan”) render a written opinion (whether or not favorable) to the Board of Directors of the Company (the “Board of Directors”), as to whether, on the date of such opinion, the Transaction is fair, from a financial point of view, to the existing preferred shareholders of the Company.

In completing our analyses and for purposes of the Opinion set forth herein, Houlihan has, among other things, performed the following:

•	Held discussions with certain members of ELS’ senior management (“Management”) regarding the Transaction and the future outlook for the Company;

•	Reviewed a draft document outlining the key terms of the New Preferred Stock, dated July 23, 2012;

•	Reviewed a draft Tender Offer Statement on Schedule TO, dated August 1, 2012;

•	Reviewed a document comparing the key terms of the Series A Preferred Stock with the key terms of other preferred stock issued by Real Estate Investment Trusts;

500 West Madison Suite 2600 Chicago, IL 60661
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www.houlihan.com

Board of Directors of Equity Lifestyle Properties, Inc.
August 7, 2012
Fairness Opinion - Confidential
Page 2 of 4

•	Reviewed an ELP presentation regarding a line of credit extension, dated July 2, 2012;

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Reviewed a third amendment to an amended and restated credit agreement by and among MHC Operating Limited Partnership, ELS, certain lenders and Wells Fargo Bank National Association, dated July 20, 2012;

•	Obtained, reviewed and/or analyzed certain information relating to the historical, current and future operations of the Company on a pro forma basis including, but not limited to the following:

	o	The Company’s latest reports on Form 10-Q and 10-K and other relevant public documents as filed with the Securities and Exchange Commission; and
	o	Company presentations and other supplemental financial information filed on the Company’s website.

•

Reviewed approved and draft board meeting, audit committee meeting, executive committee meeting, and compensation, nominating and corporate governance committee meeting minutes of ELS as well as the annual meeting of stockholders draft meeting minutes from July 31, 2011 through July 31, 2012;

•	Reviewed certain insurance policies of ELS covering D&O insurance policies and other property, liabilities and operations insurance policies;

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Reviewed the industry in which the Company operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) comparable issuances of preferred stock; and

•	Reviewed certain other relevant, publicly available information, including economic, industry, and Company specific information.

In performing its analysis, among other things, Houlihan considered the following factors which are typically important in the analysis of a going private transaction:

•	Current market prices of preferred stock;

•	Historical market prices of preferred stock;

•	The net book value of the Company;

Board of Directors of Equity Lifestyle Properties, Inc.
August 7, 2012
Fairness Opinion - Confidential
Page 3 of 4

•	The going concern value of the Company;

•	The liquidation value of the Company;

•	The price paid for the Series A Preferred Stock in purchases by the Company or its affiliates over the previous two fiscal years;

•	Reports, opinions, or appraisals received by the Company or its affiliates relating to the Transaction’s fairness; and

•	Other firm offers during the preceding two years for merger, consolidation, or sale of assets of the Company, or for securities of the Company sought in order to exercise control.

This Opinion is subject to the conditions, limitations, and understandings as set forth herein. In an engagement letter dated August 1, 2012, Houlihan has been indemnified by the Company with respect to its Opinion, subject to the understanding that the obligations of Houlihan and any of its affiliates in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder, or controlling person of Houlihan or any of its affiliates shall be subjected to any personal liability whatsoever to any person (other than for gross negligence or willful misconduct) nor will any such claim be asserted by or on behalf of the Company against any such person with respect to the Opinion other than Houlihan.

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering an opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. We have further relied upon the assurances and representations from senior management of the Company that they are unaware of any facts that would make the information provided to us to be incomplete or misleading for the purposes of our Opinion. We have not assumed responsibility for any independent verification of this information nor have we assumed any obligation to verify this information.

Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

Several analytical methodologies have been employed in our analysis and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each

Board of Directors of Equity Lifestyle Properties, Inc.
August 7, 2012
Fairness Opinion - Confidential
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analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

Each of the analyses conducted by Houlihan was carried out to provide a particular perspective of the Transaction. Houlihan did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support our Opinion as to the fairness of the Transaction. Houlihan does not place any specific reliance or weight on any individual analysis, but instead, concludes that its analyses taken as a whole, support its conclusion and Opinion. Accordingly, Houlihan believes that its analyses must be considered in its entirety and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the processes underlying the analyses performed by Houlihan in connection with the preparation of the Opinion.

In our analysis and in connection with the preparation of this Opinion, Houlihan has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Our Opinion does not constitute a recommendation to proceed with the Transaction. This Opinion relates solely to the question of the fairness to the existing preferred shareholders of the Company. We are expressing no opinion as to the income tax consequences of the Transaction.

Houlihan Capital, LLC, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Houlihan has no prior investment banking relationships with the Company. Houlihan received a fee from the Company relating to its services in providing this Opinion that is not contingent on the consummation of the proposed Transaction. In an engagement letter dated August 1, 2012, the Company has agreed to indemnify Houlihan with respect to Houlihan’s services.

Based upon the foregoing, it is our opinion as of the date hereof, the Transaction is fair, from a financial point of view, to the existing preferred shareholders of the Company.

Respectfully submitted,

Houlihan Capital, LLC